mwe.com

April 20, 2022

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Effie Simpson Melissa Gilmore Patrick Fullem Sherry Haywood

Re:	Globis NV Merger Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed February 15, 2022 File No. 333-262126

Dear Ms. Simpson:

On behalf of Globis NV Merger Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 1, 2022, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-262126) filed by the Company on January 12, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-262126) (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 123

1.	We note your disclosure that the unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and presents the combination of the historical financial information of Globis and FAHL adjusted to give effect to the Business Combination, the PIPE Investment and the purchase of the Convertible Bonds. Please revise, to remove any inadvertent language referring to combined statements of operations adjustments that are expected to have a continuing impact on the results of the combined company, as such criteria are no longer applicable under the new guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 123 of Amendment No. 2.

Audited Financial Statements for Forafric Agro Holdings Limited, page F-21

2.	Please update to provide audited financial statements as of December 31, 2021. Please note the Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment since the company reported pretax losses 2020 and it appears likely that the company will be reporting a pre-tax loss during the most recently completed fiscal year. Please also update the unaudited pro forma financial information accordingly.

Response: In response to the Staff’s comment, the Company has included audited financial statements as of December 31, 2021 and updated the unaudited pro forma financial information accordingly in Amendment No. 2.

Please contact me at 202-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-4.

Sincerely,

/s/ Mark Selinger

cc:	Paul Packer, Chief Executive Officer

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